Exhibit 99.1

NexGen to List on the Australian Securities Exchange

VANCOUVER, BC, June 24, 2021 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) is pleased to announce that it has filed a prospectus with the Australian Securities and Investments Commission ("ASIC") in connection with NexGen's application for admission to the Australian Securities Exchange ("ASX") as a Foreign Exempt Listing and quotation of its shares as Chess Depositary Instruments ("CDIs") on July 2, 2021 under the code "NXG".

Leigh Curyer, Chief Executive Officer, commented: "NexGen has grown a substantial investor following in Australia and the Asia Pacific region since its founding in 2011. At present, approximately 30% of the NexGen's outstanding share capital is held by investors in the region. Given the stage of the Company's development, the exceptional economic strength of the Rook I Project, and the accelerating demand for the responsible production of clean energy worldwide, it is time to broaden the exposure of NexGen through a dual listing onto the ASX.  The ASX is a significant resource bourse and has substantial capital pools which are limited or restricted to only ASX-listed issuers.  The ASX dual listing is complimentary to NexGen's current TSX and NYSE listings and the Company's highly strategic positioning within the resource space will translate well onto the ASX providing additional investor interest and liquidity.  NexGen is well financed with over $200 million in cash in the treasury enabling the Company to fund its planned activities through this exciting stage of final permitting and towards construction.

Further, NexGen is in the final stages of preparing for a 2021 exploration program at Rook I. This program will focus on known highly prospective targets incorporating extensive geological data sets and surveys accumulated over the last 10 years. The Patterson Corridor alone on the Rook I Property that hosts the Arrow Deposit, has over 90% yet to be explored. In addition, the Rook I property hosts an additional 8 known corridors running parallel to the east of the Patterson which are all yet to be drilled. The proposed exploration program is scheduled to commence in the coming months incorporating and subject to the exploration, health and safety protocols administered by the Provincial Government and Health Authority."

Max Cunningham – Executive General Manager, Listings, Issuer Services & Investment Products, Australian Securities Exchange commented: "We look forward to welcoming NexGen to ASX, where it will join some of the world's largest resource companies and benefit from direct access to Australia's deep capital pool. The listing comes at a time of heightened interest and activity in the sector and will be our largest listing (by market capitalisation) in the resources space since 2018."

NexGen is issuing 400,000 shares to be broadly distributed to Australian investors as part of the ASX listing in order to provide for orderly trading.

ASX uses an uncertificated electronic system called CHESS for the clearance and settlement of trades on ASX. NexGen is incorporated in British Columbia and the requirements of British Columbian laws that registered shareholders have the right to receive a stock certificate do not permit the CHESS system of holding uncertificated securities. Accordingly, to enable NexGen to have its securities cleared and settled electronically through CHESS, depositary instruments called CDIs are issued. CDIs represent the beneficial interest in the underlying common share in NexGen and are traded in a manner similar to shares in an Australian company listed on ASX. Each CDI will be equivalent to one Share.

The ASX Listing remains subject to ASX approval and NexGen satisfying ASX's admission requirements.

A copy of the prospectus in respect of the Listing is available on NexGen's website at http://www.nexgenenergy.ca.

About NexGen

NexGen is a British Columbia corporation with a focus on developing the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada into production. Rook I hosts the Arrow Deposit that hosts Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2.18 M tonnes grading 4.35% U3O8, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1.57 M tonnes grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4.40 M tonnes grading 0.83% U3O8.  Arrow's development is supported by a NI 43-101 compliant Feasibility Study which outlines industry leading 'next generation' designs implementing elite environmental performance as well as industry leading strong economics.

NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  The Company is the recipient of the 2018 PDAC Bill Dennis Award for Canadian mineral discovery and the 2019 PDAC Enviornmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the FS has been reviewed and approved by Mark Hatton, P.Eng. of Stantec, Paul O'Hara, P.Eng. of Wood, and Mark B. Mathisen, C.P.G. of RPA, each of whom is an independent "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

All technical information in this news release has been reviewed and approved by Anthony (Tony) George, P.Eng, NexGen's Chief Project Officer, who is a qualified person under National Instrument 43-101.

A technical report in respect of the FS will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) shortly.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves, and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 11, 2020 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.   Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2021/24/c3583.html

%CIK: 0001698535

For further information: Contact Information, Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:00e 24-JUN-21